04013538

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED NOV 2 4 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

David A. Noyes & Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Harmon **(312) 782-0400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED DEC 0 7 2004 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paul E. Murin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company** as of **September 30, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul E Murin
Signature

President
Title

Notary Public

OFFICIAL SEAL
JOHN G BOUCKAERT
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. SEPT. 27,2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☒ (k) Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- ☒ (l) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.
- ☐ (m) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (n) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (o) An Oath or Affirmation.
- ☐ (p) A copy of the SIPC Supplemental Report.
- ☐ (q) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (r) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

David A. Noyes & Company

Statement of Financial Condition Report
September 30, 2004

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company as of September 30, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 15, 2004

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

David A. Noyes & Company

Statement of Financial Condition
September 30, 2004

Assets		
Cash	$	602,590
Securities owned, at market value		1,295,935
Receivable from clearing firm		4,326,272
Employee receivables		296,112
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $192,921		21,126
Other assets		628,243
Total assets	$	7,170,278
Liabilities and Stockholders' Equity		
Securities sold, not yet purchased, at market value	$	160,837
Accounts payable and accrued expenses		3,591,253
Total liabilities		3,752,090
Commitments and Contingent Liabilities (Note 5)		
Stockholders' Equity		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 62,729 shares		3,835,557
Accumulated deficit		(417,369)
Total stockholders' equity		3,418,188
Total liabilities and stockholders' equity	$	7,170,278

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the National Association of Securities Dealers (NASD). The Company is also a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC). The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through other broker-dealers and futures commission merchants on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at market value, and securities not readily marketable, at cost.

Equipment and leasehold improvements: Equipment is recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits.

Recent Accounting Pronouncement: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the statement of financial condition. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each statement of financial condition date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the statement of financial condition as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). The Company's management has reviewed this matter and has determined that the impact is not significant on its financial position, results of operations, and regulatory net capital.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2004, consist of:

	Owned	Sold, Not Yet Purchased
United States government bonds	$ 24,950	$ -
State and municipal government obligations	272,399	-
Corporate bonds	307,931	-
Common stock	690,655	160,837
	$ 1,295,935	$ 160,837

Note 3. Clearing Firm

The amount receivable from clearing firm at September 30, 2004, is comprised of the following:

Receivable from clearing firm	$ 3,746,080
Fees and commissions receivable	537,685
Other	42,507
	$ 4,326,272

Note 4. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis.

Note 5. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through November 30, 2011. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30 :	
2005	$ 792,642
2006	758,851
2007	685,777
2008	672,658
2009	687,614
Thereafter	1,506,294
	$ 5,103,836

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 6. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and futures transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with the clearing organization.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2004. The Company monitors such risk on a daily basis.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital rule (rule 15c3-1) and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). The Company has elected to use the alternative net capital method permitted by rule 15c3-1. Under these rules, the Company should not permit its "net capital" to be less than the greater of $250,000 or 2 percent of "aggregate debits" arising from customer transactions, or 4 percent of funds required to be segregated, whichever is greater, as these items are defined. At September 30, 2004, the Company had net capital of $2,110,098 which was $1,110,098 in excess of its required net capital of $1,000,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.